Via Facsimile and U.S. Mail
Mail Stop 03-09


April 26, 2005


Mr. Harvey Kamil
Chief Financial Officer
NBTY, Inc.
90 Orville Drive
Bohemia, NY  11716

Re:	NBTY, Inc.
	Form 10-K for the fiscal year ended September 30, 2004
	File No. 1-31788

Dear Mr. Kamil:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended September 30, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 23
1. We believe your revenue recognition policy is not clear to investors. Please expand your disclosures to clarify when title and risk of loss are transferred to the customer and address the criteria that persuasive evidence of an arrangement must exist before revenue can be recognized.

2. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, rebates and other sales allowances could be improved as follows:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, such as end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e. You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Liquidity and Capital Resources

EBITDA, page 36-37
3. We note that you present the non-GAAP measure EBITDA as a measure of your operating performance. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

	?	there is a past pattern of these items occurring in each
reporting period;
?	the financial impact of these items will not disappear or
become
immaterial in the future; and,
?	there is no unusual reason that the company can substantiate to
identify the special nature of these items.
These attributes raise significant questions about management`s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 9 of Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Please revise your filing to remove all references to this measure or tell us how your disclosure complies with Item 10 of Regulation S-
K.

Summary of contractual cash obligations, page 38

4. We note your disclosure that you exclude interest payments from your contractual obligations table. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.


Quantitative and Qualitative Disclosures About Market Risk, page
41
5. Please expand your disclosure regarding your foreign currency exchange rate risk to include the quantitative disclosures about market risk using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K or tell us why these disclosures were not provided.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

9.  Comprehensive Income, page F-25
6. We note you recorded a deferred income tax liability of $13,939,000, including $5,302,000 for prior periods, relating to accumulated other comprehensive income at September 30, 2004. You disclose that prior to October 1, 2003, you had not recorded a deferred income tax liability related to accumulated other comprehensive income. Please explain to us why a deferred income tax liability related to this item was not recorded in periods prior to
October 1, 2003 and demonstrate to us why amounts related to prior periods were not material.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Todd Sherman, staff accountant, at 202-824-
5358
or Don Abbott, senior accountant, at 202-942-2819 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Harvey Kamil
NBTY, Inc.
Page 5